SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

BMC Software, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

055921100
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

3,073,550

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,073,550

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,073,550

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,706,450

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,706,450

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,706,450

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,706,450

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,706,450

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,706,450

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D reflects the beneficial ownership of the Reporting Persons (as defined below) as of May 17, 2012.

ITEM 1.                      Security and Issuer.

This statement relates to the shares of common stock, $.001 par value (the "Common Stock"), of BMC Software, Inc. (the "Issuer").  The Issuer's principal executive office is located at 2101 CityWest Blvd., Houston, Texas 77042.

ITEM 2.                      Identity and Background.

(a)-(c)This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons").  Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International.  EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 40 West 57th Street New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

(d) and (e)     During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Singer is a citizen of the United States of America.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$122,299,705
Elliott International Working Capital	$227,063,379

ITEM 4.Purpose of Transaction.

Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International’s acquisition of beneficial ownership of Common Stock.

Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

From time to time the Reporting Persons may express their views to management, the Board of Directors of the Issuer, other shareholders or third parties and/or formulate plans or proposals regarding the Issuer or its securities.  The Reporting Persons may take positions or make proposals with respect to the strategy and plans of the Issuer as a means of enhancing shareholder value.

On May 3, 2012, Elliott and Elliott International nominated five candidates for election as directors of the Issuer to be voted on at the Issuer’s 2012 Annual Meeting of Stockholders.  In its notice Elliott and Elliott International reserved the right to further nominate, substitute or add additional persons in the event (a) the Issuer purports to increase the number of directorships, and/or (b) the Issuer makes or announces any changes to the By-laws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the nominees or any additional nominee nominated pursuant to the preceding clause (a).  Elliott and Elliott International further reserved the right to nominate fewer than all of the individuals listed in such notice and/or to designate one or more of such individuals as alternate nominees.

On May 15, 2012, the Reporting Persons sent a letter (the “May 15 Letter”) to the Board of Directors of the Issuer (the “Board”), stating that the Reporting Persons believe that the Board should immediately engage in a serious, concerted effort to pursue a sale of the Issuer.  A copy of the May 15 Letter is attached hereto as Exhibit B and is incorporated in its entirety herein by reference.

ITEM 5.Interest in Securities of the Issuer.

(a)           Elliott individually beneficially owns 3,073,550 shares of Common Stock, which constitute 1.9% of all of the outstanding shares of Common Stock.  Elliott owns 3,072,550 of its shares of Common Stock through The Liverpool Limited Partnership (“Liverpool”), a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 5,706,450 shares of Common Stock, which constitute 3.5% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 8,780,000 shares of Common Stock constituting 5.5% of all of the outstanding shares of Common Stock.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)           The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)           No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)           Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B – May 15 Letter

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  May 18, 2012

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of BMC Software, Inc. dated May 18, 2012 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  May 18, 2012

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

EXHIBIT B
May 15, 2012

The Board of Directors
BMC Software, Inc.
2101 Citywest Boulevard
Houston, TX 77042-2827

Attention:  Robert E. Beauchamp, Chairman and Chief Executive Officer

Dear Members of the Board of Directors:

I write to you today on behalf of Elliott Management and our collective funds, which hold 5.5 percent of BMC Software common stock and have nominated a slate of five highly experienced technology executives to the Board of Directors at the Company’s upcoming annual meeting.  Last week, I had a friendly meeting with CEO Bob Beauchamp and CFO Steve Solcher during which time I articulated Elliott’s view of BMC and the value we believe is inherent in the Company.  I acknowledged Bob’s hard work over the past 11 years to transform BMC from a simple mainframe tools company to a leader in BSM and I expressed Elliott’s desire to work together constructively to maximize value for stockholders and the Company.

Unfortunately for BMC stockholders, instead of reciprocating my invitation to engage in a serious discussion and being “open to any alternative” as yesterday’s BMC’s press release claimed, I was disappointed to read that the Board’s response appears aimed at entrenchment rather than at exploring opportunities.  BMC yesterday announced that it had used stockholder funds to hire expensive advisors and had adopted a poison pill at a 10 percent threshold, a stockholder-unfriendly entrenchment mechanism generally derided as an instrument of poor corporate governance.

As you may know, Elliott is a multi-strategy investment firm with more than $20 billion in assets under management. The firm has significant experience investing in the technology sector, and it has successfully worked alongside many other companies to maximize stockholder value.

Elliott has performed exhaustive research on BMC over the last six months.  This process included enlisting external consultants to advise us, as well as speaking with customers, opinion leaders, engineers, competitors, former employees, senior executives in the software industry, investment bankers, private equity firms and other investors.  We have surveyed in excess of five hundred users of IT management software, following up with customers who have transitioned to or away from BMC.  Our conclusion from this analysis is that BMC’s assets are valuable and important, but that its future will be increasingly difficult if BMC remains a standalone, public company.

Over the past 11 years, BMC has undergone a difficult transition from a mainframe tools vendor to a relevant player in the IT Management space.  The transition has become more challenging in recent years, as BMC has suffered from sluggish growth, substantial execution challenges and underperformance on its business plan, and new competitive pressures.  These facts have resulted in the public market allotting BMC a valuation consistent with a growth-impaired, legacy asset and a material share price underperformance relative to its peers over the past three-year, two-year and one-year time periods.  As is enumerated below, we expect the future will be far more challenging than the past if BMC remains a standalone company, and that the window to preserve and maximize BMC’s inherent value is rapidly closing.

Elliott urges prompt action for the following reasons:

1)
Stock Price Underperformance.  BMC’s stock has materially underperformed peers and indices.  Specifically, BMC has underperformed peers and indices by a significant 46 percent and 54 percent, respectively, over the past three years through May 11, prior to BMC’s disclosure of our stake.  Over the last two years on the same basis, BMC’s stock has underperformed peers and indices by 16 percent and 15 percent, respectively, and over the past year it has underperformed both peers and indices by 30 percent.  This is significant underperformance and we further believe that BMC has under-utilized its balance sheet and that additional cash could have been returned to stockholders.

2)
Lack of Scale.  BMC has long been the smallest of the “Big Four” management software competitors, attempting to compete and grow on the basis of being a focused BSM vendor.  Today, however, customers are increasingly demanding greater services, a bundled solutions provider, and breadth of IT offerings far beyond what BMC can offer, especially in a mature market like IT management.  With revenues of just $2.2 billion versus IBM’s $107 billion, HP’s $125 billion or even CA’s $4.8 billion, BMC is challenged to compete with vastly larger solutions providers who can offer a fuller suite of products along with greater marketing heft and overall value to the customer.

3)
Execution Challenges.  The challenge is even further exacerbated by recent troubles with BMC’s sales leadership, having changed the head of sales four times since 2010.  This has led to serious execution issues as well as attrition and stress within the sales force.  Now is not the time for stockholders to have to live through the newest guy testing out yet another new plan.

4)
Late to SaaS.  BMC also has been slow to adapt to changes in the marketplace, including a failure to quickly identify trends in SaaS and the cloud.  As Mr. Beauchamp stated publicly, BMC was “late unfortunately as you well know, to the SaaS market” having finally launched its first product just two years ago. While the Company’s recent efforts to develop solutions in these areas are well-formulated, it is off to a late start in a hyper-competitive arena.  Further exacerbating the SaaS issue is the fact that it may not even be possible for BMC to buy the growth it may desire.  Companies like Service-Now, SolarWinds and Splunk might have complemented BMC, however, companies like these now demand valuations which would be difficult for BMC to justify as a stand-alone, public company.

5)
More Challenging Competitive Landscape.  The competitive landscape has changed meaningfully in the last few years.  BMC’s old marketing phrase “ERP for IT” was effective in a market when CRM and ERP were unique value propositions offered by limited vendors.  Nowadays, strategic competitors are under pressure to incorporate management into their own stacks and new competitors that did not exist a few years ago are making significant inroads into the “Big Four’s” cozy former domain.  Moreover, with the explosion in demand for cloud computing, BMC faces competition from players who never before participated in this space and may have been partners in the past – going forward, they will be investing as competitors, eager to derive value from what was previously BMC’s territory.

6)
Challenged Performance in Enterprise Business.  Though in yesterday’s press release BMC chose to tout fourth quarter ESM license bookings as evidencing “solid sequential growth,” ESM license bookings excluding Numara actually declined more than 9 percent year over year in the quarter, and declined more than 12 percent for the fiscal year 2012.  These declines come after BMC initially projected over 20 percent growth in ESM license bookings just a year ago.  Furthermore, the guidance for 2013 also indicated continued challenged growth, with Mr. Beauchamp guiding to single digit organic growth in ESM license bookings (a number developed by BMC when it was already aware Elliott was nominating directors).  Finally, BMC is forced to invest significantly to achieve even these results, committing meaningful resources to increase sales force capacity.  All of this indicates that the road ahead will be an arduous execution battle if BMC remains a standalone, public company.

Despite the issues enumerated above, Elliott is confident that BMC possesses significant strategic value.  Consequently, as I discussed with Messrs. Beauchamp and Solcher last week, Elliott believes the Board should immediately engage in a serious, concerted effort to pursue a sale of the Company.  Elliott’s preference is to accomplish this through a special Board committee charged with evaluating all strategic alternatives including examining the cost and capital structures of the Company.  It is Elliott’s firm belief that BMC is currently attractive to multiple strategic acquirers: BMC offers clout and scale in a way that few other software companies do, offering immediate and substantial customer presence, relevance to tens of thousands of IT organizations, well-integrated, mission-critical products and an opportunity for a strategic buyer to build upon these assets to sell bundled products and/or services.  Furthermore, we believe BMC could be attractive to private equity firms, and that such a transaction could serve as another pathway to deliver certain, premium value to stockholders.  Again, I reiterate Elliott’s belief that it is imperative to begin immediately as BMC’s strategic value is available now, but that the opportunity is becoming more challenging each day.

To that end, Elliott has nominated five highly experienced and respected technology industry executives who share our view of BMC’s value and who will work to maximize stockholder value.  We believe these individuals would add immensely to BMC’s Board. They include:

-
Thomas Hogan.  One of the most senior executives at Hewlett-Packard, Mr. Hogan was most recently Executive Vice President of Sales, Marketing and Strategy, in charge of all products and solutions.  Prior to that, he ran Software at HP, leading the acquisition of numerous companies, including Mercury Interactive.  Prior to joining HP, Mr. Hogan was CEO of Vignette, a public software company, and also has worked at Siebel Systems and IBM.

-
Carl James “Jim” Schaper.  A well-respected software executive, Mr. Schaper is the founder of Infor, a nearly $3 billion revenue software company which is recognized as the largest privately-owned software company in the world.  Mr. Schaper served as CEO of Infor until 2010 and is now Chairman.  Mr. Schaper is also an operating partner at Golden Gate Capital, one of the leading global private equity firms investing in enterprise software, and is on the board of Attachmate Corporation.

-
John Dillon.  Mr. Dillon has significant software experience as the former President and CEO of Hyperion Solutions, former CEO of Salesforce.com and former CEO of Navis, LLC.  He is currently CEO of Engine Yard, a leading supplier of application development platforms for cloud computing.  He began his career as a systems engineer for EDS and has worked at a variety of companies, including Oracle.

-
David Roberson.  A senior technology executive, Mr. Roberson was CEO of Hitachi Data Systems, a leading provider of data storage solutions, and then served as Senior Vice President in the Enterprise Servers, Storage and Networking group at HP.  Mr. Roberson also serves on the boards of Quantum Corporation, International Game Technology, TransLattice and Raging Wire Enterprise Solutions.

-
Andreas “Andy” Mattes.  A senior technology executive who ran Siemen’s Global Enterprise Communications Business,  Mr. Mattes also ran HP’s outsourcing, consulting and professional services business in the Americas, working closely on EDS’s integration into HP.  Mr. Mattes currently sits on the advisory boards of Opera Solutions and Violin Memory.

The time is now for BMC to consider value maximization for its stockholders and to evaluate the alternatives that exist to best monetize its assets.  Elliott wants to work with the Board in that process to help the Board to capitalize on the value the Company has created over the years.  The executives Elliott has identified and nominated for election to the Board all have substantial experience in technology and significant insight into potential acquirers to help drive a successful outcome for BMC. We hope you will consider their nomination seriously.

Elliott remains receptive to having productive conversations with the Company about the best path forward for BMC.  If that is something the Board would like to pursue, please do not hesitate to contact me.

Best,
/s/ Jesse Cohn
Jesse Cohn
Portfolio Manager

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
14-May-2012	Common Stock	18,075.000000	43.549500
14-May-2012	Common Stock	8,750.000000	43.861800
14-May-2012	Common Stock	1,750.000000	43.970400
11-May-2012	Common Stock	24,176.000000	40.690600
11-May-2012	Common Stock	17,500.000000	40.748900
11-May-2012	Common Stock	26,255.000000	40.659500
11-May-2012	Common Stock	17,500.000000	40.620800
11-May-2012	Common Stock	17,500.000000	40.549800
11-May-2012	Common Stock	1,749.000000	40.400000
10-May-2012	Common Stock	35,000.000000	40.063200
10-May-2012	Common Stock	17,500.000000	40.219600
10-May-2012	Common Stock	8,745.000000	40.320000
10-May-2012	Common Stock	17,500.000000	40.248500
09-May-2012	Common Stock	61,250.000000	39.682800
09-May-2012	Common Stock	200.000000	39.250000
08-May-2012	Common Stock	17,290.000000	39.808800
08-May-2012	Common Stock	21,812.000000	39.378300
08-May-2012	Common Stock	13,186.000000	39.777000
07-May-2012	Common Stock	14,560.000000	40.196700
07-May-2012	Common Stock	21,001.000000	40.214500
04-May-2012	Common Stock	28,512.000000	40.568600
04-May-2012	Common Stock	81,926.000000	40.274300
04-May-2012	Common Stock	43,750.000000	40.115100
04-May-2012	Common Stock	5.000000	40.220000
03-May-2012	Common Stock	33,100.000000	41.722900
03-May-2012	Common Stock	32,258.000000	41.502300
03-May-2012	Common Stock	9,216.000000	41.400000
02-May-2012	Common Stock	8,750.000000	41.104900
02-May-2012	Common Stock	2,950.000000	41.160400
02-May-2012	Common Stock	700.000000	41.300000
01-May-2012	Common Stock	17,500.000000	41.783200
01-May-2012	Common Stock	17,499.000000	41.848900
01-May-2012	Common Stock	12,463.000000	41.749900
01-May-2012	Common Stock	2,763.000000	41.600000
30-Apr-2012	Common Stock	17,500.000000	41.073500
27-Apr-2012	Common Stock	26,193.000000	41.092400
27-Apr-2012	Common Stock	51,511.000000	41.282900
27-Apr-2012	Common Stock	3,185.000000	41.030000
25-Apr-2012*	Common Stock	700,000.000000	10.000000

25-Apr-2012*	Common Stock	700,000.000000	10.000000
25-Apr-2012	Common Stock	29,747.000000	40.879300
25-Apr-2012	Common Stock	8,750.000000	40.918700
24-Apr-2012	Common Stock	13,999.000000	40.489600
23-Apr-2012	Common Stock	12,250.000000	40.732800
23-Apr-2012	Common Stock	63,507.000000	40.947500
20-Apr-2012	Common Stock	8,750.000000	40.934800
20-Apr-2012	Common Stock	26,250.000000	41.009500
19-Apr-2012	Common Stock	70,001.000000	40.957300
19-Apr-2012	Common Stock	4,214.000000	40.565200
18-Apr-2012	Common Stock	14,070.000000	40.005600
18-Apr-2012	Common Stock	33,591.000000	40.368700
18-Apr-2012	Common Stock	26,250.000000	40.245000
17-Apr-2012	Common Stock	3,749.000000	39.899900
17-Apr-2012	Common Stock	5,819.000000	40.173200
17-Apr-2012	Common Stock	17,500.000000	40.360300
16-Apr-2012	Common Stock	3,501.000000	39.231400
16-Apr-2012	Common Stock	17,500.000000	39.150000
16-Apr-2012	Common Stock	15,750.000000	39.328700
13-Apr-2012	Common Stock	26,250.000000	39.180000
12-Apr-2012	Common Stock	15,325.000000	39.208500
12-Apr-2012	Common Stock	1,750.000000	39.228100
11-Apr-2012	Common Stock	17,500.000000	38.315500
11-Apr-2012	Common Stock	9,171.000000	38.277200
11-Apr-2012	Common Stock	17,500.000000	38.349200
10-Apr-2012	Common Stock	9,294.000000	38.963900
10-Apr-2012	Common Stock	70,098.000000	38.498300
09-Apr-2012	Common Stock	70,027.000000	39.252700
05-Apr-2012	Common Stock	20,650.000000	39.875000
04-Apr-2012	Common Stock	38,446.000000	40.262600
04-Apr-2012	Common Stock	36,610.000000	40.173400
04-Apr-2012	Common Stock	70,000.000000	40.026700
03-Apr-2012	Common Stock	26,250.000000	40.413900
03-Apr-2012	Common Stock	61,250.000000	40.573300
02-Apr-2012	Common Stock	9,807.000000	39.991600
02-Apr-2012	Common Stock	(700,000.000000)	40.020000
02-Apr-2012	Common Stock	8,750.000000	40.777700
30-Mar-2012	Common Stock	70,000.000000	40.169100
30-Mar-2012	Common Stock	17,499.000000	40.158400
29-Mar-2012	Common Stock	2,870.000000	39.949900
29-Mar-2012	Common Stock	45,150.000000	39.905400
29-Mar-2012	Common Stock	1,015.000000	39.975500
29-Mar-2012	Common Stock	1,495.000000	39.998500
28-Mar-2012	Common Stock	35,033.000000	39.861600
28-Mar-2012	Common Stock	26,253.000000	39.820400
28-Mar-2012	Common Stock	30,260.000000	39.741900
28-Mar-2012	Common Stock	10,920.000000	39.940200
27-Mar-2012	Common Stock	77,886.000000	39.923000
27-Mar-2012	Common Stock	11,939.000000	39.843400

26-Mar-2012	Common Stock	33,307.000000	39.882500
26-Mar-2012	Common Stock	31,432.000000	39.904500
23-Mar-2012	Common Stock	36,995.000000	39.071000
23-Mar-2012	Common Stock	35,000.000000	39.065400
23-Mar-2012	Common Stock	3,745.000000	38.977700
22-Mar-2012	Common Stock	277.000000	38.500000
22-Mar-2012	Common Stock	24,281.000000	39.123100
22-Mar-2012	Common Stock	8,750.000000	39.076100
21-Mar-2012	Common Stock	16,942.000000	38.537800
21-Mar-2012	Common Stock	17,487.000000	38.600000
20-Mar-2012	Common Stock	(700,000.000000)	38.570000
20-Mar-2012	Common Stock	18,903.000000	38.454000
20-Mar-2012	Common Stock	17,563.000000	38.434100
20-Mar-2012	Common Stock	113,750.000000	38.449700
20-Mar-2012	Common Stock	2,744.000000	38.500000
19-Mar-2012	Common Stock	49,000.000000	38.758300
19-Mar-2012	Common Stock	24,974.000000	38.757400

*  Represents an exercise of options.

All of the above transactions were effected on the open market, except as otherwise noted.

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $10.00 Expiring on May 10, 2012

Date of Transaction	Amount of securities Bought/(Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
20-Mar-2012	7,000.000000	$28.600000	Open Market
02-Apr-2012	7,000.000000	$30.030000	Open Market

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share ($) (excl. commissions)
14-May-2012	Common Stock	32,278.000000	43.549500
14-May-2012	Common Stock	16,250.000000	43.861800
14-May-2012	Common Stock	3,250.000000	43.970400
11-May-2012	Common Stock	44,897.000000	40.690600
11-May-2012	Common Stock	32,500.000000	40.748900
11-May-2012	Common Stock	48,745.000000	40.659500
11-May-2012	Common Stock	32,500.000000	40.620800
11-May-2012	Common Stock	32,500.000000	40.549800
11-May-2012	Common Stock	3,251.000000	40.400000
10-May-2012	Common Stock	65,000.000000	40.063200
10-May-2012	Common Stock	32,500.000000	40.219600
10-May-2012	Common Stock	16,255.000000	40.320000
10-May-2012	Common Stock	32,500.000000	40.248500
09-May-2012	Common Stock	113,750.000000	39.682800
09-May-2012	Common Stock	374.000000	39.250000
08-May-2012	Common Stock	32,110.000000	39.808800
08-May-2012	Common Stock	40,508.000000	39.378300
08-May-2012	Common Stock	24,494.000000	39.777000
07-May-2012	Common Stock	27,040.000000	40.196700
07-May-2012	Common Stock	38,999.000000	40.214500
04-May-2012	Common Stock	52,989.000000	40.568600
04-May-2012	Common Stock	152,059.000000	40.274300
04-May-2012	Common Stock	81,250.000000	40.115100
04-May-2012	Common Stock	10.000000	40.220000
03-May-2012	Common Stock	61,472.000000	41.722900
03-May-2012	Common Stock	59,911.000000	41.502300
03-May-2012	Common Stock	17,114.000000	41.400000
02-May-2012	Common Stock	16,250.000000	41.104900
02-May-2012	Common Stock	5,478.000000	41.160400
02-May-2012	Common Stock	1,300.000000	41.300000
01-May-2012	Common Stock	32,500.000000	41.783200
01-May-2012	Common Stock	32,501.000000	41.848900
01-May-2012	Common Stock	23,367.000000	41.749900
01-May-2012	Common Stock	5,131.000000	41.600000
30-Apr-2012	Common Stock	32,500.000000	41.073500
27-Apr-2012	Common Stock	48,807.000000	41.092400
27-Apr-2012	Common Stock	95,665.000000	41.282900
27-Apr-2012	Common Stock	5,915.000000	41.030000
25-Apr-2012*	Common Stock	1,300,000.000000	10.000000
25-Apr-2012*	Common Stock	1,300,000.000000	10.000000
25-Apr-2012	Common Stock	55,253.000000	40.879300
25-Apr-2012	Common Stock	16,250.000000	40.918700
24-Apr-2012	Common Stock	26,001.000000	40.489600
23-Apr-2012	Common Stock	22,750.000000	40.732800

23-Apr-2012	Common Stock	117,939.000000	40.947500
20-Apr-2012	Common Stock	16,250.000000	40.934800
20-Apr-2012	Common Stock	48,750.000000	41.009500
19-Apr-2012	Common Stock	129,999.000000	40.957300
19-Apr-2012	Common Stock	7,826.000000	40.565200
18-Apr-2012	Common Stock	26,130.000000	40.005600
18-Apr-2012	Common Stock	62,382.000000	40.368700
18-Apr-2012	Common Stock	48,750.000000	40.245000
17-Apr-2012	Common Stock	6,966.000000	39.899900
17-Apr-2012	Common Stock	10,807.000000	40.173200
17-Apr-2012	Common Stock	32,500.000000	40.360300
16-Apr-2012	Common Stock	6,499.000000	39.231400
16-Apr-2012	Common Stock	32,500.000000	39.150000
16-Apr-2012	Common Stock	29,250.000000	39.328700
13-Apr-2012	Common Stock	48,750.000000	39.180000
12-Apr-2012	Common Stock	28,460.000000	39.208500
12-Apr-2012	Common Stock	3,250.000000	39.228100
11-Apr-2012	Common Stock	32,500.000000	38.315500
11-Apr-2012	Common Stock	17,044.000000	38.277200
11-Apr-2012	Common Stock	32,500.000000	38.349200
10-Apr-2012	Common Stock	17,261.000000	38.963900
10-Apr-2012	Common Stock	130,128.000000	38.498300
09-Apr-2012	Common Stock	129,973.000000	39.252700
05-Apr-2012	Common Stock	38,350.000000	39.875000
04-Apr-2012	Common Stock	71,399.000000	40.262600
04-Apr-2012	Common Stock	67,990.000000	40.173400
04-Apr-2012	Common Stock	130,000.000000	40.026700
03-Apr-2012	Common Stock	48,750.000000	40.413900
03-Apr-2012	Common Stock	113,750.000000	40.573300
02-Apr-2012	Common Stock	18,209.000000	39.991600
02-Apr-2012	Common Stock	(1,300,000.000000)	40.020000
02-Apr-2012	Common Stock	16,250.000000	40.777700
30-Mar-2012	Common Stock	130,000.000000	40.169100
30-Mar-2012	Common Stock	32,501.000000	40.158400
29-Mar-2012	Common Stock	5,330.000000	39.949900
29-Mar-2012	Common Stock	83,850.000000	39.905400
29-Mar-2012	Common Stock	1,885.000000	39.975500
29-Mar-2012	Common Stock	2,776.000000	39.998500
28-Mar-2012	Common Stock	64,967.000000	39.861600
28-Mar-2012	Common Stock	48,747.000000	39.820400
28-Mar-2012	Common Stock	56,197.000000	39.741900
28-Mar-2012	Common Stock	20,280.000000	39.940200
27-Mar-2012	Common Stock	144,645.000000	39.923000
27-Mar-2012	Common Stock	22,172.000000	39.843400
26-Mar-2012	Common Stock	61,856.000000	39.882500
26-Mar-2012	Common Stock	58,343.000000	39.904500
23-Mar-2012	Common Stock	68,705.000000	39.071000
23-Mar-2012	Common Stock	65,000.000000	39.065400
23-Mar-2012	Common Stock	6,954.000000	38.977700

22-Mar-2012	Common Stock	515.000000	38.500000
22-Mar-2012	Common Stock	45,094.000000	39.123100
22-Mar-2012	Common Stock	16,250.000000	39.076100
21-Mar-2012	Common Stock	31,463.000000	38.537800
21-Mar-2012	Common Stock	32,513.000000	38.600000
20-Mar-2012	Common Stock	(1,300,000.000000)	38.570000
20-Mar-2012	Common Stock	35,105.000000	38.454000
20-Mar-2012	Common Stock	32,437.000000	38.434100
20-Mar-2012	Common Stock	211,250.000000	38.449700
20-Mar-2012	Common Stock	5,094.000000	38.500000
19-Mar-2012	Common Stock	91,000.000000	38.758300
19-Mar-2012	Common Stock	46,379.000000	38.757400

*  Represents an exercise of options.

All of the above transactions were effected on the open market, except as otherwise noted.

Transactions Effected by Elliott Associates, L.P. (through Liverpool) in Call Options at $10.00 Expiring on May 10, 2012

Date of Transaction	Amount of securities Bought/(Sold)	Price ($) per share or unit (excluding commissions)	Where and how the transaction was effected
20-Mar-2012	13,000.000000	$28.600000	Open Market
02-Apr-2012	13,000.000000	$30.030000	Open Market